SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2004

Optibase Ltd.

2 Gav Yam Center
7 Shenkar St
P.O.Box , 2170
Herzliya 46120
Israel

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Exhibit Index

Exhibit Number	Description of Document

99.1	Press Release: Nokia Chooses Optibase's MGW 5100 to be a Part of Their Comprehensive Video over XDSL Solution.

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SIGNATURE
Pursuant to the requirements of the Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 6-K and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Optibase Ltd. (Registrant) BY: /S/ Zvi Halperin —————————————— Zvi Halperin President and Chief Financial Officer

Date: April 21, 2004

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FOR: CONTACT:	OPTIBASE, LTD.

Yael Paz, Director of Corporate Communications
Optibase, Ltd.
011-972-9-9709-255 / 011-972-9-9709-171
yaelp@optibase.com / sharonam@optibase.com

Yin Chang/ Lisa Dean-Kluger
KCSA Public Relations
(212) 896-1228 / (212) 896-1229
ychang@kcsa.com / ldeankluger@kcsa.com

FOR IMMEDIATE RELEASE

NOKIA CHOOSES OPTIBASE’S MGW 5100 TO BE A PART OF THEIR COMPREHENSIVE VIDEO OVER XDSL SOLUTION

HERZLIYA, Israel and MOUNTAIN VIEW, Calif., April 21, 2004 – Nokia has signed an agreement with Optibase Ltd. (NASDAQ:OBAS) to become a global reseller of Optibase’s MGW 5100 carrier-grade TV streaming platform.

        The agreement, with the Networks division of Nokia, provides Nokia to purchase, integrate and resell the Optibase system as part of Networks’ video over xDSL offerings. Nokia broadband multiservice access solutions enable carriers to smoothly evolve towards All-IP networks and introduce new, “triple play” types of services. The combination with Optibase’s MGW 5100 creates a full range of broadband services such as streaming broadcast TV, video-on-demand and interactive TV.

        MGW 5100 is a modular, multi-service platform that encodes, transcodes, transmits and recasts up to 60 video and audio channels in MPEG- 1, MPEG- 2, MPEG- 4 AVC or Windows Media formats. A single SNMP Element Management System (EMS) offers provisioning, monitoring, alarming and control and enables smooth integration into a variety of networks and access management applications.

        “We are excited to be working with Nokia in offering broadband video solutions to telecom operators,” said Moshe Rousso, general manager, Broadband TV Business Unit, Optibase. “We believe that this integrated solution will further accelerate the adoption of TV over DSL by telecom operators and give them the ability to expand the breadth of their service offering, and provide another revenue generating opportunity.”

(more)

        For additional information on MGW 5100 and Optibase please visit our website at www.optibase.com or send an email to info@optibase.com.

About Optibase

        Optibase, Ltd. (NASDAQ: OBAS) provides professional encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The company’s platforms enable the creation, broadband streaming and playback of high quality digital video. Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high end surveillance, distance learning; and business television. Headquartered in Israel, Optibase operates through its fully-owned subsidiary in Mountain View, California and offices in Europe, Japan and China. Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners. For further information, please visit www.optibase.com

You may register to receive Optibase’s future press releases or to download a complete Digital Investor Kit™ including press releases, regulatory filings and corporate materials by clicking on the “Digital Investor Kit™” icon at www.kcsa.com.

This news release contains forward-looking statements concerning our marketing and operations plans. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the evolving market for digital video, competition, our ability to manage growth and expansion, general economic conditions and other risk factors. For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report, its Registration Statement on Form F-1 filed with the United States Securities and Exchange Commission and other filings with the SEC.